MFS® INVESTMENT MANAGEMENT
111 Huntington Avenue, Boston, Massachusetts 02199
Phone 617-954-5000

October 14, 2022

VIA EDGAR (as Correspondence)
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

RE:
Post-Effective Amendment No. 52 to Registration Statement on Form N-1A for MFS Institutional Trust (the "Trust") on behalf of MFS Institutional International Equity Fund (the "Fund") (File Nos. 33-37615 and 811-06174)

Ladies and Gentlemen:

On behalf of the Trust, this letter sets forth our responses to the comments of the staff of the U.S. Securities and Exchange Commission (the "SEC") received by telephone call on October 3, 2022, regarding the above-referenced Post-Effective Amendment (the "PEA"), which was filed with the SEC on August 12, 2022. The PEA was filed for the purpose of the redesignation of the Fund's outstanding shares to Class R6 shares, the addition of Class A shares and Class I shares, and name changes for both the Fund and Trust, each effective October 24, 2022. For your convenience, each comment is summarized below, followed by MFS' response. Any term that is used, but not defined, in this letter retains the same meaning as used by MFS in the PEA.

General Comments:

1.	Comment:	Please confirm that the Fund and Trust's series and class identifier information is up to date on the EDGAR database.

Response:
The Fund will file its annual registration statement update pursuant to Rule 485(b) on October 21, 2022, which will become effective on October 24, 2022. Upon effectiveness, the EDGAR information for the Fund and Trust will be updated to reflect the respective new names of the Fund and Trust, and the outstanding shares will be redesignated as Class R6 shares.

Prospectus Comments:

2.	Comment:	The "Emerging Markets Risk" disclosure in the "Principal Risks" sections of the Fund’s Prospectus includes references to investments

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Securities and Exchange Commission
October 14, 2022

in securities of issuers tied economically to frontier markets. Please disclose how the Fund defines frontier markets.

Response:
The “Principal Risks” disclosure in the statutory section of the Fund’s Prospectus includes a parenthetical defining frontier markets as “emerging markets that are early in their development.” As a result, we do not believe any changes to the disclosure regarding frontier markets are necessary.

3.	Comment:	In the "Principal Investment Strategies" disclosure in the summary section of the Prospectus, please describe how the Fund defines foreign securities and how the Fund determines whether an issuer is economically tied to a particular foreign country.

Response:
A description of factors considered in determining whether an issuer is considered a foreign security or is economically tied to a particular country is included under "Country Location" in "Appendix J – Investment Strategies and Risks" in the Fund's Statement of Additional Information ("SAI"). As such, we do not believe it is necessary to include such disclosure in the Fund's Prospectus.

4.	Comment:	The "Principal Investment Strategies" sections of the Fund's Prospectus include disclosure regarding investments in emerging market issuers. Please disclose how the Fund defines emerging markets.

Response:
Given the Fund's broad international investment mandate, we do not believe it would be helpful to shareholders to include a definition of emerging markets in the Fund's Prospectus.  However, the following disclosure is available in the Fund's SAI in "Appendix J – Investment Strategies and Risks – Emerging Market Countries":

"Emerging market countries include countries determined to have emerging market economies, taking into account a number of factors, including whether a particular country has a low- to middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country’s designation by the International Monetary Fund as an emerging market, the country's inclusion in an emerging market or frontier emerging market index, and other factors that demonstrate that the country's financial and capital markets are in the development phase. Emerging market countries include countries located in Latin America, Asia, Africa, the Middle East, and developing countries of Europe, primarily Eastern Europe."

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Securities and Exchange Commission
October 14, 2022

Therefore, we respectfully decline to make any disclosure changes.

5.	Comment:	The disclosure in the Fund's statutory Prospectus in response to Item 9 of Form N-1A states that "Equity securities include common stocks, preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts, and depositary receipts for such securities." Certain of these equity security types are not disclosed in the summary portion of the Prospectus. If these are principal investment types, please disclose each type in the summary portion of the Prospectus. If these are not principal investment types, please move the disclosure to the Fund's SAI.

Response:
The principal type of equity security in which the Fund invests, common stocks, is referenced in the second sentence of the “Principal Investment Strategies” disclosure in the summary section of the Prospectus.  The broader definition of equity securities included in the statutory Prospectus under "Principal Investment Types" is intended to provide shareholders with an overview of this security type and related examples.  We believe that the "Principal Investment Types" section in the statutory Prospectus is the appropriate location in which to provide more detailed examples of equity securities (i.e., preferred stocks, securities convertible into stocks, equity interests in real estate investment trusts, and depositary receipts for such securities) even if they are not principal investment types of the Fund. Therefore, we respectfully decline to make any disclosure changes.

6.	Comment:	In the "Other Information" section of the Fund's Prospectus, please explain the nature of the changes in the disclosure regarding how the Fund values portfolio securities that were effective as of September 8, 2022.

Response:
The revised disclosure pertaining to the valuation of portfolio securities is a result of the September 8, 2022, effectiveness of Rule 2a-5 (“Fair Value Determination and Readily Available Market Quotations”) under the Investment Company Act of 1940, as amended.

SAI Comments:

7.	Comment:	Please confirm that the fundamental investment restrictions for the Fund found in Appendix K of the SAI have not changed.

Response:	MFS confirms that the fundamental investment restrictions of the Fund have not changed.

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Securities and Exchange Commission
October 14, 2022

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

AMANDA S. MOORADIAN
Amanda S. Mooradian
Assistant Vice President and Senior Counsel
MFS Investment Management

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